FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

P.E. 5-1-02

For the month of May, 2002

VANCAN CAPITAL CORP.
(formerly, CEDAR CAPITAL CORP.)
(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street
Vancouver, B.C. V6C 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F___x___ Form 40-F____________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x__

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ______Schedule A
__X__Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **VANCAN CAPITAL CORP. (Formerly Cedar Capital Corp.)**

ISSUER ADDRESS: **SUITE 430, 580 HORNBY STREET**
VANCOUVER, B.C. V6C 3B6

ISSUER PHONE NUMBER: **(604) 618-1966**

ISSUER FAX NUMBER: **(604) 687-0586**

CONTACT PERSON: **MOUNIR NASSAR**

CONTACT'S POSITION: **PRESIDENT**

CONTACT TELEPHONE NUMBER: **(604) 618-1966**

CONTACT EMAIL ADDRESS: **NONE**

WEB SITE ADDRESS: **NONE**

FOR QUARTER ENDED: **MARCH 31, 2002**

DATE OF REPORT: **MAY 16, 2002**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

MOUNIR NASSAR	"MOUNIR NASSAR"	02/05/16
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
ANTHONY D'EON	"ANTHONY D'EON"	02/05/16
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

VANCAN CAPITAL CORP.

(Formerly Cedar Capital Corp.)

SCHEDULE B

MARCH 31, 2002

2. Related Party Transactions:

   a) $15,000 was accrued to the Company's President for management fees for the period ended March 31, 2002.

   b) Accounts payable includes $50,000 of unpaid management fees

   c) During the three months ended March 31, 2002 the President of the Company advanced $35,000 towards working capital.

3. a) Summary of securities issued during the period:

   None

   b) Summary of stock options granted during the period:

   None.

4. a) Authorized Capital: Unlimited number of voting common shares without par value; Unlimited number of preferred shares without par value.

   b) Issued and outstanding: 1,298,125 common shares.

   c) i) Stock options outstanding to purchase shares of the Company:

   None

   ii) Warrants outstanding to purchase shares of the Company:

   None.

   d) Shares in escrow:

   None

5. a) Directors:
   Mounir Nassar
   Stuart Rogers
   Anthony D'Eon
   Fayz Yacoub

   b) Officers:

Mounir Nassar	President and Secretary

VANCAN CAPITAL CORP.

(Formerly Cedar Capital Corp.)

SCHEDULE "C" - MANAGEMENT DISCUSSION

MARCH 31, 2002

Overview

Further to our reorganization plan which was completed earlier this year, and in line with the strategy to taking the corporation to the next stage of asset acquisition and balance sheet growth, the Company has announced a non-brokered private placement of 1,162,500 special warrants at $0.16 per special warrant, for a total proceeds of 186,000 Canadian $; each special warrant will automatically convert, at no additional cost, to Units of the Company, each Unit will consist of one common share and one non-transferable share purchase warrant convertible at $0.21 for a two-year period from closing (refer to the news release of May 8, 2002).

In related developments, Mr. Stuart Rogers has been appointed to the board of directors of the company effective May 8, 2002. Stuart brings to the Company a long experience and solid background to contribute to identifying the appropriate potential asset that will generate the Corporate growth we are targeting to achieve.

The Company has no cash flow, it is therefore dependent on raising funds by the issuance of shares in order to finance its operation and complete any further asset acquisition.

Since the completion of the reorganisation, Management is in an intensive reach and approach to identify the asset that will provide a balance sheet growth which will generate an added shareholders' value. The company is interlisted on the CDNX under the trading symbol "VCC"; and on the OTC-Bulletin Board with the trading symbol "VCCAF". We believe that this interlisting gives the Company a wider exposure in the investment community.

On behalf of the Board of Directors,

Mounir Nassar

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: __X__ Schedule A
_____ Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **VANCAN CAPITAL CORP. (Formerly CEDAR CAPITAL CORP.)**

ISSUER ADDRESS: **SUITE 430, 580 HORNBY STREET**
VANCOUVER, B.C. V6C 3B6

ISSUER PHONE NUMBER: **(604) 618-1966**

ISSUER FAX NUMBER: **(604) 687-0586**

CONTACT PERSON: **MOUNIR NASSAR**

CONTACT'S POSITION: **PRESIDENT**

CONTACT TELEPHONE NUMBER: **(604) 618-1966**

CONTACT EMAIL ADDRESS: **NONE**

WEB SITE ADDRESS: **NONE**

FOR QUARTER ENDED: **MARCH 31, 2002**

DATE OF REPORT: **MAY 16, 2002**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

MOUNIR NASSAR	**"MOUNIR NASSAR"**	**02/05/16**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
ANTHONY D'EON	**"ANTHONY D'EON"**	**02/05/16**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

VANCAN CAPITAL CORP.

(Formerly Cedar Capital Corp.)

BALANCE SHEETS

AS AT

(UNAUDITED)

		March 31, 2002		December 31, 2001
ASSETS				
CURRENT				
Cash and short-term deposits	$	**3,565**	$	1,760
Accounts receivable		**1,054**		472
Prepaids and advances		**1,538**		-
		6,157		2,232
OFFICE EQUIPMENT, net of accumulated depreciation of $2,883 (2001: $2,811)		**1,370**		1,442
	$	**7,527**	$	3,674
LIABILITIES				
CURRENT				
Accounts payable	$	**61,650**	$	66,229
SHORT-TERM LOANS		**35,000**		-
		96,650		66,229
SHAREHOLDERS' EQUITY (DEFICIENCY)				
SHARE CAPITAL				
Authorized: Unlimited number of voting common shares without par value				
Unlimited number of preferred shares without par value				
Issued: 1,298,125 common shares		**787,419**		787,419
DEFICIT		**(876,542)**		(849,974)
		(89,123)		(62,555)
	$	**7,527**	$	3,674

APPROVED BY THE DIRECTORS:

"Mounir Nassar" ________________ Director "Anthony D'Eon" ________________ Director

VANCAN CAPITAL CORP.

(Formerly Cedar Capital Corp.)

STATEMENTS OF LOSS AND DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

(UNAUDITED)

	2002	2001
REVENUE		
Interest	$ -	$ 437
EXPENSES		
Depreciation	72	90
Listing and filing fees	2,028	2,070
Management fees	15,000	15,000
Office and miscellaneous	659	1,387
Professional fees	1,495	18,743
Rent	2,250	2,250
Shareholder relations	277	1,779
Telephone	509	1,005
Transfer agent fees	2,077	2,141
Travel and promotion	2,201	2,173
	26,568	46,638
NET LOSS FOR THE PERIOD	26,568	46,201
DEFICIT, BEGINNING OF PERIOD	849,974	568,470
DEFICIT, END OF PERIOD	$ 876,542	$ 614,671
LOSS PER SHARE	$ 0.020	$ 0.036

VANCAN CAPITAL CORP.

(Formerly Cedar Capital Corp.)

STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

(UNAUDITED)

	2002	2001
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the period	$ (26,568)	$ (46,201)
Adjust for items not involving cash:		
Depreciation	72	90
	(26,496)	(46,111)
Changes in non-cash working capital:		
(Increase) decrease in accounts receivable	(582)	9
(Increase) decrease in prepaids and advances	(1,538)	(8,880)
Increase (decrease) in accounts payable	(4,579)	7,606
	(33,195)	(47,376)
FINANCING ACTIVITIES		
Short-term loans	35,000	-
INCREASE (DECREASE) IN CASH	1,805	(47,376)
CASH, BEGINNING OF PERIOD	1,760	70,115
CASH, END OF PERIOD	$ 3,565	$ 22,739

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCAN CAPITAL CORP.

Date May 21, 2002

By: [signature]
Stuart Rogers
Director